Citigroup Global Markets, Inc.

388 Greenwich Street

New York, New York 10013

September 27, 2007

VIA EDGAR AND FACSIMILE (202) 772-9213

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Hicks Acquisition Company I, Inc.
Registration Statement on Form S-1 (SEC File No. 333-143747)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Hicks Acquisition Company I, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on September 27, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between September 13, 2007 and September 27, 2007, the undersigned effected a distribution of approximately 8,500 copies of the Preliminary Prospectus dated September 13, 2007 (the “Preliminary Prospectus”) to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

Very truly yours,

Citigroup Global Markets Inc.,
as Representatives for Underwriters

/s/ Jason Cunningham

Jason Cunningham
Managing Director